Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jeffrey J. Miller
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	J. David McDowell
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	D. Matthew Foster
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	Jacob A. Feldman
Mark Manner	Michael R. Hill	David P. Cañas	Renee M. Bacon
Glen Allen Civitts	David Cox	Tracy M. Lujan
Glenn B. Rose	Curtis Capeling	Jonathan Stanley
John N. Popham IV	Barbara D. Holmes	Kenneth S. Byrd	*Of Counsel

May 28, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Advocat Inc. Definitive Additional Proxy Materials filed May 18, 2009 and Additional Soliciting Materials on Schedule 14A filed May 27, 2009 File No. 001-12996
Dear Ms. Duru:
     On behalf of our client, Advocat Inc. (the “Company”), this is written in response to your letters dated May 19, 2009 and May 28, 2009 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter. As requested in your letter, this letter is being filed on EDGAR.
SEC Comment
Definitive Additional Materials filed May 18, 2009
1.	Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. For example, in future filings, please refrain from suggesting that Bristol is attempting to mislead shareholders.
Company Response
     The Company acknowledges its obligations under Rule 14a-9 and the Company will avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
May 28, 2009

SEC Comment
Additional Soliciting Materials on Schedule 14A Filed May 27, 2009
General
1.	We note the soliciting materials filed on May 27, 2009 do not provide the entire context of the recommendation provided by the proxy advisory firms cited. Omission of such information is material to a shareholder’s understanding of the context within which the advisory firms provided their recommendation. Refer to Rule 14a-9. For example, while the proxy advisory firms did not recommend voting for the dissident shareholder nominees, both firm’s reports noted reservation regarding their support for the company’s directors with RiskNetrics specifically recommending that shareholders withhold votes for the company’s nominees. Please provide updated disclosure that clarifies the statements made in the soliciting materials filed on May 27, 2009.
Company Response
     The Company issued a press release on May 28, 2009 that clarifies the statements about the recommendations by the proxy advisory firms cited.
     Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 251-1083 or L. Glynn Riddle, Jr., Advocat’s Chief Financial Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.
/s/ Susan V. Sidwell
Susan V. Sidwell
SVS/led

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
May 28, 2009

Appendix A
     Advocat hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
/s/ L. Glynn Riddle
L. Glynn Riddle, Jr.
Chief Financial Officer